Exhibit 99.1

YAMANA ANNOUNCES GROWTH IN MINERAL RESERVES AND MINERAL RESOURCES

TORONTO, ONTARIO, February 11, 2015 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY)   (“Yamana” or “the Company”) announces its mineral reserves and mineral resources for the year ended December 31, 2014.

HIGHLIGHTS (as of December 31, 2014):
•
Total mineral reserves of 19.6 million ounces of gold contained in 779 million tonnes at an average grade of 0.78 grams/tonne (“g/t”) and 110.0 million ounces of silver contained in 24 million tonnes at an average grade of 141.1 g/t.

•
Total measured and indicated mineral resources of 21.6 million ounces of gold contained in 722 million tonnes at an average grade of 0.93 g/t and 64.7 million ounces of silver contained in 104 million tonnes at an average grade of 19.4 g/t.

•
Total inferred mineral resources of 13.9 million ounces of gold contained in 252 million tonnes at an average grade of 1.72 g/t and 85.7 million ounces of silver contained in 48 million tonnes at an average grade of 55.8 g/t.

Total Mineral Reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	779,284	0.78	19,626
Silver	24,267	141.1	110,064
	Tonne (000s)	Grade (%)	Contained lbs (M)
Copper	469,027	0.28	2,929

Total Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	722,020	0.93	21,559
Silver	103,616	19.4	64,679
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	160,879	0.25	885

Total Inferred Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	251,771	1.72	13,887
Silver	47,765	55.8	85,666
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	56,840	0.29	358

(All amounts are expressed in United States dollars unless otherwise indicated.)

The changes in reserves are net of 2014 depletion due to production.

Detailed mineral reserve and mineral resource tables follow at the end of this press release and are available online at www.yamana.com/reservesandresources.

Total 2014 proven and probable mineral reserves were 19.6 million ounces of gold and 110.1 million ounces of silver compared to 16.3 million ounces of gold and 117.8 million ounces of silver, respectively, in 2013 representing an increase of  21% gold and a decrease of 7% silver. The increase in gold mineral reserves is mainly due to the acquisition of Canadian Malartic contributing 4.33 million ounces of gold to the reserve base.  Proven and probable mineral reserves include approximately 2.7 million ounces of gold attributable to the Brio Gold assets(1).

Measured and indicated mineral resources increased 32% to 21.6 million ounces of gold and 25% to 64.7 million ounces of silver, compared with measured and indicated mineral resources of 15.4 million ounces of gold and 51.7 million ounces of silver in 2013.  The increase in measured and indicated mineral resources is mainly due to the additions from the Company’s 50% acquisition of Osisko Mining Corporation, infill drilling at Gualcamayo (gold) and infill programs at Cerro Moro (silver) and El Peñón (silver).  Total inferred mineral resources increased 6% to 13.9 million ounces of gold and increased 6% to 85.7 million ounces of silver.

The most notable changes are detailed below:

Canadian Malartic, Canada (50%)

•	Gold mineral reserves of 126.9 million tonnes at 1.06 g/t containing 4.3 million gold ounces
•	Gold mineral resources of 35.6 million tonnes at 0.85 g/t containing 968,000 gold ounces
•	Inferred gold mineral resources of 22.7 million tonnes at 0.76 g/t containing 556,000 gold ounces

———————————————
1 Brio Gold includes Fazenda Brasileiro, Pilar, C1 Santa Luz and some related exploration concessions.

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On August 14, 2014, the Company and its partner, Agnico Eagle Mines Limited, jointly filed a National Instrument 43-101 updated technical report for Canadian Malartic with an updated estimate of mineral reserves and mineral resources as of June 16, 2014.  The current inventory of mineral reserves and mineral resources reflects that estimate and has been depleted due to production from June 16, 2014 until the end of the year.

El Peñón,Chile

•	Mineral reserves of 10.4 million tonnes at 5.03 g/t gold containing 1.7 million gold ounces and 173.7 g/t silver containing 58.1 million silver ounces
•	Mineral resources of 3.7 million tonnes at 7.83 g/t gold containing 919,000 gold ounces and 228.0 g/t silver containing 26.8 million silver ounces
•	Inferred mineral resources of 6.9 million tonnes at 6.85 g/t gold containing 1.5 million gold ounces and 274.6 g/t silver containing 61.0 million silver ounces

Gold mineral reserves decreased 14% to approximately 1.7 million ounces and silver mineral reserves decreased 10% to approximately 58.1 million ounces after production of 282,617 gold ounces and approximately 8.5 million silver ounces.  Mineral reserve tonnage decreased slightly while grade decreased for gold and silver by 14% and 9% respectively.    Mineral resources increased to 919,000 ounces and 26.8 million silver ounces, increases of 6% and 11% respectively, contained in 3.7 million tonnes at 7.83 g/t gold and 228.0 g/t silver.  Inferred mineral resources increased 21% for gold and 15% for silver.

The decline in mineral reserves can be attributed, in part, to the mining in 2014 of the higher grade areas that includes Bonanza.  The expected conversion of mineral resources to mineral reserves was not achieved due to the narrower widths in some areas and less drilling being completed in 2014 which also contributed to the decline.  Mineral resources increased as targets that were previously identified were drilled to begin to delineate and verify the mineralization.

The 2015 exploration program at El Peñón will focus on converting mineral resources to mineral reserves and the discovery of new mineral deposits. This includes focused infill drill programs at Esmeralda Sur, Laguna, Borde Este, Caracoles, Sorpresa and the Providencia Norte structures.

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Chapada, Brazil

•	Gold mineral reserves of 509.1 million tonnes at 0.25 g/t containing 4.0 million gold ounces
•	Gold mineral resources of 247.1 million tonnes at 0.27 g/t containing 2.1 million gold ounces
•	Inferred gold mineral resources of 79.8 million tonnes at 0.25 g/t containing 648,000 gold ounces

Gold mineral reserves increased 5% to approximately 4.0 million ounces contained in 509.1 million tonnes, a 6% increase in tonnage, at 0.25 g/t.  Gold mineral resources increased slightly to 2.1 million ounces in 247.1 million tonnes, a 3 % decrease, at 0.27 g/t, a 5% increase.  Gold inferred mineral resources were 648,000 ounces contained in 79.8 million tonnes at 0.25 g/t, a 39% increase in grade.

Copper mineral reserves also increased 5% to approximately 2,794 million pounds contained in 450 million tonnes at 0.28%.  Copper mineral resources decreased slightly to 867 million pounds contained in 157,669 million tonnes at 0.25%.  Copper inferred mineral resources were 332 million pounds, a 55% decrease, contained in 52,230 million tonnes at 0.29%

Mineral reserves increased in both gold and copper net of depletion due to production mainly as a result of infill drilling at Corpo Sul, upgrading mineral resources.  As a consequence of the conversion, inferred gold and copper mineral resources inventory declined.

Jacobina, Brazil

•	Gold mineral reserves of 22.8 million tonnes at 2.82 g/t containing 2.1 million gold ounces
•	Gold mineral resources of 32.9 million tonnes at 2.41 g/t containing 2.6 million gold ounces
•	Inferred gold mineral resources of 15.9 million tonnes at 3.22 g/t containing 1.6 million gold ounces

Gold mineral reserves decreased 4% to approximately 2.1 million ounces contained in 22.8 million tonnes, a 5% decrease in tonnage.  Gold mineral resources decreased 2% to 2.6 million ounces contained in 32.9 million tonnes, a 3% decrease.  Gold inferred mineral resources increased 4% to 1.6 million ounces contained in 15.9 million tonnes at 3.22 g/t, a 4% increase in grade.

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Mineral reserves and mineral resources declined due to depletion from production as the estimate was not updated from year end 2013.  Inferred mineral resources increased as a result of drilling during the year. A deposit wide definition, infill and expansion drill program is planned for 2015. Following these programs, a new mineral resource and mineral reserve estimation will be calculated.

Gualcamayo, Argentina

•	Gold mineral reserves of 29.2 million tonnes at 1.33 g/t containing 1.2 million gold ounces
•	Gold mineral resources of 104.6 million tonnes at 1.14 g/t containing 3.8 million gold ounces
•	Inferred gold mineral resources of 27.5 million tonnes at 2.19 g/t containing 1.9 million gold ounces

Gold mineral reserves decreased 10% to approximately 1.2 million ounces contained in 29.2 million tonnes, a 10% decrease in tonnage, at 1.33 g/t.  Gold mineral resources increased 25% to 3.8 million ounces contained in 104.6 million tonnes, a 10% increase in tonnage, at 1.14 g/t, a 13% increase in grade.  Contained gold inferred mineral resources decreased 5%.

Mineral reserves declined due to depletion from production which was partially offset by mineral reserve gains at QDD Lower West.  Mineral resources increased as a result of infill and expansion drilling at Rodado SW, the focus of the 2014 program.  Mineral resources also increased due to the conversion of the resources from inferred categories.

Minera Florida, Chile

•	Mineral reserves of 7.9 million tonnes at 2.41 g/t gold containing 613,000 gold ounces and 16.76 g/t silver containing 4.2 million silver ounces
•	Mineral resources of 4.6 million tonnes at 5.30 g/t gold containing 784,000 gold ounces and 29.9 g/t silver containing 4.4 million silver ounces
•	Inferred mineral resources of 5.3 million tonnes at 5.58 g/t gold containing 954,000 gold ounces and 35.7 g/t containing 6.1 million silver ounces

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Gold mineral reserves decreased 2% to approximately 613,000 ounces and silver mineral reserves increased 2% to approximately 4.2 million ounces in 7.9 million tonnes at 2.41 g/t gold and 16.76 g/t silver.  Gold mineral resources increased 3% to 784,000 ounces and silver mineral resources decreased slightly to 4.4 million silver ounces.  Inferred mineral resources increased 5% for gold and slightly for silver.

Mineral reserves decreased due to depletion from production which was partially offset by mineral reserve additions.  Mineral reserves were also impacted by a reclassification of a sill pillar that was previously scheduled to be mined at the end of the mine life.

Gold mineral resources increased due to infill drilling and minor changes to estimation parameters.

Mercedes, Mexico

•	Mineral reserves of 4.0 million tonnes at 5.03 g/t gold containing 648,000 gold ounces and 54.1 g/t silver containing 7.0 million silver ounces
•	Mineral resources of 5.2 million tonnes at 3.35 g/t gold containing 559,000 gold ounces and 35.3 g/t silver containing 5.9 million silver ounces
•	Inferred mineral resources of 2.7 million tonnes at 3.99 g/t gold containing 342,000 gold ounces and 30.6 g/t silver containing 2.6 million silver ounces

Mineral reserves decreased 23% to 648,000 gold ounces and 17% to 7.0 million silver ounces in 4.0 million tonnes at 5.03 g/t gold and 54.1 g/t silver.  Mineral reserve tonnage decreased 28%, and grade increased for gold and silver by 7% and 16% respectively.    Mineral resources of 559,000 gold ounces and 5.9 million silver ounces represent increases of 57% and 35% respectively.  Inferred mineral resources decreased 17% for gold and 32% for silver.

Mineral reserves reflect depletion due to production, and a change in estimation parameters in high grade zones at Mercedes and Klondike partially offset by improved silver recoveries for ore at Diluvio and Lupita, and gains in mineral reserves in other areas including Barrancas Norte and Breccia Hill.

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Fazenda Brasileiro, Brazil

•	Gold mineral reserves of 2.1 million tonnes at 2.19 g/t containing 145,000 gold ounces
•	Gold mineral resources of 6.5 million tonnes at 2.09 g/t containing 437,000 gold ounces
•	Inferred gold mineral resources of 2.3 million tonnes at 2.26 g/t containing 167,000 gold ounces

Gold mineral reserves decreased 14% to approximately 145,000 ounces contained in 2.1 million tonnes, a 5% decrease in tonnage.  Gold mineral resources increased 278% to 437,000 ounces contained in 6.5 million tonnes, a 220% increase in tonnage.  Gold inferred mineral resources decreased 73%.

Pilar, Brazil

•	Gold mineral reserves of 10.6 million tonnes at 3.98 g/t containing 1.4 million gold ounces
•	Gold mineral resources of 1.5 million tonnes at 4.35 g/t containing 214,000 gold ounces
•	Inferred gold mineral resources of 13.0 million tonnes at 4.1 g/t containing 1.7 million gold ounces

Gold mineral reserves decreased 3% to approximately 1.4 million ounces contained in 10.6 million tonnes, a 2% increase in tonnage.  Gold mineral resources decreased 21% to 214,000 ounces contained in 1.5 million tonnes, a 19% decrease in tonnage.  Gold inferred mineral resources increased 2%.

Cerro Moro, Argentina

•	Probable mineral reserves of 2.0 million tonnes at 11.38 g/t gold containing 715,000 gold ounces and 648.3 g/t silver containing 40.7 million silver ounces
•	Mineral resources of 3.3 million tonnes at 2.23 g/t gold containing 238,000 gold ounces and 190.3 g/t silver containing 20.3 million silver ounces
•	Inferred mineral resources of 4.4 million tonnes at 1.96 g/t gold containing 279,000 gold ounces and 101.3 g/t silver containing 14.4 million silver ounces

Probable mineral reserves were unchanged from 2013.  Mineral resources were 238,000 gold ounces and 20.3 million silver ounces, representing increases of 95% and 77% respectively, contained in 3.3 million tonnes, an 87% increase, at 2.23 g/t gold and 190.3 g/t silver.  Inferred mineral resources contained ounces also increased by 27% for gold and 8% for silver.

The increase in silver mineral resources at Cerro Moro is directly attributed to the expansion of mineral resources at Nini-Esperanza and increased average grades at Carlita following infill drilling.

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2015 Exploration Program

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2015 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.  The Company expects to spend between $70 and $98 million on exploration in 2015.

Qualified Person

Other than as set forth herein, William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations 416-815-0220 1-888-809-0925 Email: investor@yamana.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s 2015 exploration plans and expenditures, and the Company’s plans to continue to build on its base assets through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2014.  See the qualified persons list below.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	18,125	0.31	181	625	0.21	4	18,750	0.31	185
Canadian Malartic (50%)	24,969	0.92	736	101,978	1.10	3,593	126,947	1.06	4,329
Chapada	167,490	0.22	1,163	341,656	0.26	2,870	509,147	0.25	4,033
Cerro Moro	-	-	-	1,954	11.38	715	1,954	11.38	715
El Peñón	1,316	6.63	281	9,092	4.80	1,402	10,409	5.03	1,682
Ernesto/Pau a Pique	-	-	-	2,829	3.53	321	2,829	3.53	321
Gualcamayo	7,906	1.76	447	21,249	1.17	797	29,155	1.33	1,244
Jacobina	3,361	2.00	216	19,487	2.97	1,858	22,848	2.82	2,074
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Mercedes	776	6.68	167	3,233	4.63	482	4,010	5.03	648
Minera Florida Ore	1,312	3.78	160	3,024	3.67	357	4,336	3.70	516
Minera Florida Tailings	3,558	0.84	96	-	-	-	3,558	0.84	96
Total Minera Florida	4,870	1.63	256	3,024	3.67	357	7,894	2.41	613
Yamana Gold Mineral Reserves	235,164	0.56	4,243	507,459	0.78	12,683	742,623	0.71	16,926
C1-Santa Luz	14,480	1.62	756	9,552	1.45	444	24,031	1.55	1,200
Fazenda Brasileiro	1,620	2.31	120	432	1.75	24	2,052	2.19	145
Pilar	-	-	-	10,578	3.98	1,355	10,578	3.98	1,355
Brio Gold Mineral Reserves	16,100	1.69	876	20,561	2.76	1,823	36,661	2.29	2,700
Total Gold Mineral Reserves	251,264	0.63	5,120	528,020	0.85	14,506	779,284	0.78	19,626
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	1,316	174.7	7,393	9,092	173.6	50,741	10,409	173.7	58,135
Mercedes	776	60.9	1,519	3,233	52.5	5,458	4,010	54.1	6,977
Minera Florida Ore	1,312	24.2	1,022	3,024	18.1	1,761	4,336	20.0	2,783
Minera Florida Tailings	3,558	12.7	1,447	-	-	-	3,558	12.7	1,447
Total Minera Florida	4,870	15.8	2,469	3,024	18.1	1,761	7,894	16.7	4,230
Total Silver Mineral Reserves	6,963	50.8	11,381	17,304	177.4	98,683	24,267	141.1	110,064
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.33	132	625	0.25	3	18,750	0.33	135
Chapada	167,490	0.27	998	282,786	0.29	1,796	450,277	0.28	2,794
Total Copper Mineral Reserves	185,615	0.28	1,130	283,411	0.29	1,799	469,027	0.28	2,929
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184
Total Zinc Mineral Reserves	4,870	0.84	90	3,024	1.40	93	7,894	1.05	184

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5.0
Total Moly Mineral Reserves	18,125	0.012	4.8	625	0.014	0.2	18,750	0.012	5.0
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

(All amounts are expressed in United States dollars unless otherwise indicated.)

Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2014.  See the qualified persons list below.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Arco Sul	-	-	-	-	-	-	-	-	-	5,000	4.02	646
Canadian Malartic (50%)	2,844	0.84	77	32,708	0.85	891	35,552	0.85	968	22,655	0.76	556
Chapada	18,669	0.24	146	228,443	0.27	1,984	247,113	0.27	2,130	79,783	0.25	648
Cerro Moro	-	-	-	3,321	2.23	238	3,321	2.23	238	4,427	1.96	279
El Peñón	896	11.13	321	2,755	6.76	598	3,651	7.83	919	6,905	6.85	1,521
Ernesto/Pau a Pique	307	2.30	23	2,249	3.55	256	2,556	3.40	279	2,389	3.39	260
Gualcamayo	59,110	0.99	1,878	45,482	1.34	1,964	104,592	1.14	3,841	27,502	2.19	1,938
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.57	388	104,208	0.67	2,251	251	0.72	6
Jacobina	13,845	2.25	1,001	19,075	2.53	1,552	32,921	2.41	2,553	15,900	3.22	1,644
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	-	-	-	-	-	-	-	-	-	3,934	4.29	543
Total Mercedes	498	5.53	89	4,683	3.12	470	5,181	3.35	559	2,669	3.99	342
Minera Florida	1,838	5.88	347	2,765	4.92	437	4,603	5.30	784	5,311	5.58	954
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.13	2,286	900	9.90	274
Upper Beaver (50%)	-	-	-	3,210	7.00	722	3,210	7.00	722	4,610	3.53	523
Yamana Gold Mineral Resources	197,362	0.97	6,146	504,835	0.88	14,284	702,196	0.90	20,429	221,253	1.53	10,914
Total C1 Santa Luz	3,243	1.00	104	8,542	1.36	374	11,786	1.26	478	15,231	2.23	1,092
Fazenda Brasileiro	-	-	-	6,504	2.09	437	6,504	2.09	437	2,295	2.26	167
Pilar	-	-	-	1,533	4.35	214	1,533	4.35	214	12,992	4.10	1,713
Brio Gold Mineral Resources	3,243	1.00	104	16,580	1.92	1,026	19,823	1.77	1,129	30,518	3.03	2,973
Total Gold Mineral Resources	200,605	0.97	6,250	521,415	0.91	15,310	722,020	0.93	21,559	251,771	1.72	13,887
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Chapada	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
Cerro Moro	-	-	-	3,321	190.3	20,313	3,321	190.3	20,313	4,427	101.3	14,415
El Peñón	896	289.8	8,349	2,755	207.9	18,412	3,651	228.0	26,761	6,905	274.6	60,969
Total Mercedes	498	56.4	903	4,683	33.1	4,980	5,181	35.3	5,883	2,669	30.6	2,625
Minera Florida	1,838	36.3	2,145	2,765	25.6	2,279	4,603	29.9	4,424	5,311	35.7	6,100
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.3	3,523	900	21.0	575
Total Silver Mineral Resources	3,233	109.7	11,397	100,384	16.5	53,282	103,616	19.4	64,679	47,765	55.8	85,666
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada	11,387	0.20	50	146,282	0.25	818	157,669	0.25	867	52,230	0.29	332
Upper Beaver (50%)	-	-	-	3,210	0.26	18	3,210	0.25	18	4,610	0.26	26
Total Copper Mineral Resources	11,387	0.20	50	149,492	0.25	836	160,879	0.25	885	56,840	0.29	358
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174
Total Zinc Mineral Resources	1,838	1.71	69	2,765	1.54	94	4,603	1.61	163	5,311	1.49	174

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480
Total Moly Mineral Resources	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172	642,110	0.034	480

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Yamana Gold Inc.  Mineral Reserve and Mineral Resource Reporting Notes:

1.	Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Alumbrera (12.5%)	$1,332 Au, $3.17 Cu, $10.00 Mo. Open pit cutoff at 0.22% CuEq	N/A
Arco Sul	N/A	2.5 g/t Au cutoff
Canadian Malartic (50%)	$1,300 Au, Cutoff grades range from 0.277 to 0.349 g/t Au	$1,300 Au, Cutoff grades range from 0.277 to 0.349 g/t Au inside and outside Open pit shell
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq	1.0 g/t Aueq cut-off
Chapada	$1,150 Au, $3.00 Cu, $4.55 average cut-off, 1.25 Revenue Factor for Main Pit	$1,500 Au, $3.5 Cu and $4.81 NSR cut-off out of pit for Chapada Mine (Main Pit, CorpoSul and Corpo NE)
	$1,150 Au, $3.00 Cu, $4.84 average cut-off, 1.00 Revenue Factor for Corpo Sul	0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project
$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project
El Peñón	$1,150 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit	3.9 g/t Aueq cut-off
Ernesto/Pau a Pique	$950 Au, 1.5 g/t UG, OP cut-off 0.91 g/t Au for Ernesto and 1.08 g/t Au cut-off for Lavrinha and 0.63 g/t Au for Satellites NM	$1,500 Au0.5 g/t Au cutoff for Ernesto, 0.5 g/t Au cutoff for Lavrinha, 0.63 g/t Au cutoff for Satellites NM and 1.0 g/t Au cutoff for Pau a Pique
Gualcamayo	$1,150 Au: 1.49 g/t AuCut-off UG: cut-offs for OP, 0.32 g/t Au for QDD Upper and 0.52 g/t Au for AIM	1.00 g/t AuCut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM
Hammond Reef (50%)	N/A	$1,400 Au, Open pit cutoff 0.32 g/t Au West Pit and 0.34 g/t Au East Pit
Jacobina	$950 Au; 1.45 g/t Au cut-off	0.5 g/t Au cut-off UG, 1.5 g/t Au cutoff for Pindobacu
Jeronimo	$900 Au, 2.0 g/t Au cut-off	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/tAu cut-off
Lavra Velha	N/A	$1300 Au, $3.5Cu and 0.2g/t Au, 0.1% Cu cut-offs
Mercedes	$1,150 Au, $18.00 Ag, 2.9 g/t Aueq	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey de Oro
Minera Florida	$1,150 Au, $18.00 Ag, $1 lb Zn, 2.80 g/t Aueq cut-off and Florida tailings cut-off N/A	2.22 g/t Aueq cut-off
Suyai	N/A	5.0 g/t Au cut-off
Upper Beaver (50%)	N/A	$1,200 Au and $3.00 Cu, Open pit cutoff 0.8 g/t Aueq and Underground cutoff 2.5 g/t Aueq
C1-Santa Luz	$950 Au for C1 with 0.7 g/t Au cut-off, Antas 2, $950 Au for Antas 3 with 0.5 g/t Au cut-off and $750 Au Mansinha and Mari; 0.50 g/t Au cut-off	0.5 g/t Au cut-off for C1 Ore(Antas 2, Antas 3, Mansinha, Mari, Alvo 36, VG14 and Serra Branca) and 1.5 g/t Au cut-off for C1 Underground high grade ore
Fazenda Brasileiro	$950 Au, 2.14 g/t Au UG and 0.75 g/t Au OP cut-off	0.5 g/t cut-off underground and open pit
Pilar	$950 Au; 2.0 g/t Au cut-off	2.0 g/t Au cut-off at Pilar and 1.5 g/t Au cutoff at Caiamar
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo	0.2% Cu cut-off

2.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3.	All Mineral Resources are reported exclusive of Mineral Reserves.

4.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2014.

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6.	For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates on the Company’s material projects, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic GP	Donald Gervais, P. Geo., Canadian Malartic GP
Chapada	Robert Michaud, P.Eng., Roscoe Postle Associates Inc.	Wayne Valliant, P.Geo., Roscoe Postle Associates Inc.
El Peñón	Carlos Bottinelli Otárola, P. Eng. Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

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